Exhibit 99.1

PRESS RELEASE

 Advanced Accelerator Applications Announces $3.9 Billion All Cash Proposed Tender Offer by Novartis

Novartis Oncology Expertise to Facilitate Ongoing Development of Theragnostic Pipeline

October 30, 2017, Saint-Genis-Pouilly, France - Advanced Accelerator Applications S.A. (NASDAQ:AAAP) (AAA or the Company), a leader in nuclear medicine theragnostics, today announced that it has entered into a Memorandum of Understanding with Novartis, pursuant to which Novartis proposes to make a cash tender offer to acquire all the outstanding shares of AAA, including shares represented by American Depositary Shares (the “ADSs”), for $41 per ordinary share and $82 per ADS (each representing 2 ordinary shares), in a transaction that is valued at approximately $3.9 billion. This represents a 47% premium to the 30 volume-weighted trading days prior to the unaffected share price on NASDAQ on September 27, 2017.

Under the terms of the Memorandum of Understanding, which has been approved by the AAA Board of Directors, Novartis will commence a tender offer upon completion of works council consultation and AAA’s Board of Directors recommending the tender offer to AAA shareholders. The proposed transaction is subject to customary transactional regulatory approvals.

The members of the Board of Directors and the management of AAA, including Mr. Claudio Costamagna, Chairman of the Board of Directors and Mr. Stefano Buono, Chief Executive Officer of AAA, are supportive of the proposed transaction and, in their capacity as shareholders, have all entered into irrevocable undertakings to tender their company shares into the proposed offer.

Mr. Stefano Buono, Chief Executive Officer of AAA, commented, “It is with great satisfaction that we announce this proposed transaction with Novartis, who we have long felt would be an ideal partner, not only to enhance the launch of lutetium Lu 177 dotatate* (Lutathera®) for neuroendocrine tumors (NETs), but especially to accelerate the advancement of our unique oncology theragnostic platform. We recognize the value creation this proposed transaction provides for our shareholders, who have supported our growth over the past 15 years. We believe that the combination of our expertise in radiopharmaceuticals and theragnostic strategy together with the global oncology experience and infrastructure of Novartis, provide the best prospects for our patients, physicians and employees, as well as the broader nuclear medicine community.”

AAA recently announced European approval of the marketing authorization for lutetium Lu 177 dotatate* (Lutathera®) for the treatment of unresectable or metastatic, progressive, well differentiated (G1 and G2), somatostatin receptor positive gastroenteropancreatic neuroendocrine tumors (GEP-NETs) in adults. A New Drug Application is currently under review by the US Food and Drug Administration. The Prescription Drug User Fee Act (PDUFA) action date is January 26, 2018.

Transaction Terms

The tender offer will be implemented in accordance with the terms and conditions of the binding memorandum of understanding between Advanced Accelerator Applications and Novartis. In addition to the offer terms, the memorandum of understanding contains representations, warranties and undertakings by Advanced Accelerator Applications and Novartis typical in similar transactions. The memorandum of understanding may be terminated by Advanced Accelerator Applications or Novartis under certain circumstances prior to the commencement or completion of the tender offer, including, for example, a material breach by either party of the terms and conditions of the memorandum of understanding prior to the commencement of the tender offer, the Board of Directors of AAA not issuing their positive recommendation following successful completion of the works council consultation, or amending its recommendation in a manner adverse to Novartis, non-receipt of customary transactional regulatory approvals and certain other circumstances. The parties have further agreed on certain expense reimbursement and termination fees payable by AAA to Novartis under certain circumstances, including, if the Board of Directors of AAA determines not to issue a positive recommendation following completion of the works council consultation or subsequently changes or withdraws its recommendation.

* USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide

Advisors

Jefferies LLC acted as exclusive financial advisor to AAA.

Davis Polk & Wardwell LLP is serving as legal counsel to AAA.

About Advanced Accelerator Applications S.A.

Advanced Accelerator Applications (NASDAQ:AAAP) is an innovative radiopharmaceutical company developing, producing and commercializing molecular nuclear medicine theragnostics. AAA’s theragnostic platform is based on radiolabeling a targeting molecule with either gallium Ga 68 for diagnostic use, or lutetium Lu 177 for therapy. AAA’s first theragnostic pairing for neuroendocrine tumors includes diagnostic drugs NETSPOT® in the US and SomaKit TOC™ in Europe; and therapeutic USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide (Lutathera®), which is approved for use in Europe and currently under review with the FDA. Additional theragnostics in development target gastrointestinal stromal tumors (GIST), and prostate and breast cancer. AAA is also an established leader in molecular nuclear diagnostic radiopharmaceuticals for PET and SPECT, mainly used in clinical oncology, cardiology and neurology. Headquartered in Saint-Genis-Pouilly, France, AAA currently has 21 production and R&D facilities, and more than 550 employees in 13 countries (France, Italy, the UK, Germany, Switzerland, Spain, Poland, Portugal, The Netherlands, Belgium, Israel, the US and Canada). AAA reported sales of €109.3 million in 2016 (+23% vs. 2015) and €69.2 million in 1H17 (+27% vs. 1H16). AAA is listed on the Nasdaq Global Select Market under the ticker “AAAP”. For more information, please visit: www.adacap.com.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding ordinary shares and American Depositary Shares of AAA described in this press release has not commenced. At the time the tender offer is commenced, Novartis and an indirect wholly owned subsidiary of Novartis (“Purchaser”) will file, or will cause to be filed, a Schedule TO Tender Offer Statement with the U.S. Securities and Exchange Commission (the “SEC”) and AAA will file a Schedule 14D-9 Solicitation/Recommendation Statement with the SEC, in each case with respect to the tender offer. The Schedule TO Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Schedule 14D-9 Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials and all other documents filed by, or caused to be filed by, Novartis and Purchaser with the SEC will be available at no charge on the SEC’s website at www.sec.gov. The Schedule TO Tender Offer Statement and related materials may be obtained for free under the “Investors – Financial Data” section of Novartis website at https://www.novartis.com/investors/financial-data/sec-filings. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free from the Company under the “Investor Relations” section of the Company’s website at http://investorrelations.adacap.com/.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding the Company's strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements that appear in a number of places in this press release include the Company's current expectation regarding future events and various matters, including the proposed transaction, expected timing of filings with the FDA and EMA, and approval dates. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the ability of the parties to complete the transaction on a timely basis or at all, changing market conditions, the successful and timely completion of clinical studies, the timing of our submission of applications for regulatory approvals, EMA, FDA and other regulatory approvals for our product candidates, the occurrence of side effects or serious adverse events caused by or associated with our products and product candidates; our ability to procure adequate quantities of necessary supplies and raw materials for USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide (Lutathera®) and other chemical compounds acceptable for use in our manufacturing processes from our suppliers; our ability to organize timely and safe delivery of our products or product candidates by third parties; any problems with the manufacture, quality or performance of our products or product candidates; the rate and degree of market acceptance and the clinical utility of USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide

(Lutathera®) and our other products or product candidates; our estimates regarding the market opportunity for USAN: lutetium Lu 177 dotatate/INN: lutetium (177Lu) oxodotreotide (Lutathera®), our other product candidates and our existing products; our anticipation that we will generate higher sales as we diversify our products; our ability to implement our growth strategy including expansion in the US; our ability to sustain and create additional sales, marketing and distribution capabilities; our intellectual property and licensing position; legislation or regulation in countries where we sell our products that affect product pricing, taxation, reimbursement, access or distribution channels; regulatory actions or litigation; and general economic, political, demographic and business conditions in Europe, the US and elsewhere. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

AAA Corporate Communications
Rachel Levine
Director of Communications
rachel.levine@adacap.com
Tel: + 1-212-235-2395

AAA Investor Relations
Jordan Silverstein
Head of Investor Relations
jordan.silverstein@adacap.com
Tel: + 1-212-235-2394

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